FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                         Report of a Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the month(s) of:  November 15, 1999

                         NEWCOURT CREDIT GROUP INC.

                            207 Queens Quay West
                                   Suite 700
                           Toronto, Ontario Canada
                                   M5J 1A7


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

            Form 20-F    / /                        Form 40-F    /X/

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

            Yes         / /                         No           /X/

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 30, 1999

NEWCOURT CREDIT GROUP INC.

/s/ James P. Shanahan
-------------------------------
By:   James P. Shanahan
      Senior Compliance Officer and
      Assistant Secretary

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                     MATERIAL CHANGE REPORT

                                                       VIA SEDAR


Reporting Issuer:

Newcourt Credit Group Inc. ("Newcourt")
Newcourt Centre
207 Queens Quay West
Suite 700
Toronto, Ontario M5J 1A7


Date of Material Change:

November 15, 1999


Press Releases:

The press releases reporting the material changes described in this report were issued by The CIT Group, Inc. ("CIT") on November 15, 1999.

The press releases were filed on SEDAR on November 24, 1999 on behalf of both Newcourt and CIT and filed with the Securities and Exchange
Commission on November 25, 1999.

Summary of Material Change:

Pursuant to the Amended and Restated Agreement and Plan of Reorganization dated August 5, 1999 (the "Reorganization Agreement"), on November 15, 1999, CIT of Livingston, New Jersey and Newcourt closed the plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement" ) pursuant to which CIT acquired all of the outstanding common shares of Newcourt.

The acquisition of Newcourt was concluded at the exchange rate of 0.70 shares of CIT common stock or 0.70 exchangeable shares ("Exchangeable Shares") of CIT Exchangeco Inc. (a Canadian indirect subsidiary of CIT, all of the voting shares of which are owned by another CIT subsidiary) for each Newcourt common share. The Exchangeable Shares are intended to be functionally and economically equivalent to the dividend, liquidation and voting rights of shares of CIT common stock and are exchangeable on a one-for-one basis for shares of CIT common stock. In aggregate, 76,428,304 shares of CIT common stock and 27,577,082 Exchangeable Shares were issued at closing.

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CIT Common Stock and the Exchangeable Shares were listed for trading on
The Toronto Stock Exchange on November 17, 1999. Newcourt's common shares were delisted from the Montreal Exchange on November 16, 1999 and from The Toronto Stock Exchange on November 17, 1999.

In accordance with the Reorganization Agreement, the Board of Directors of CIT was reconfigured to include four nominees from the former
Newcourt Board of Directors.

As described in the CIT/Newcourt Joint Management Information Circular and Proxy Statement dated September 21, 1999, immediately after the closing of the Arrangement, CIT restructured certain of its subsidiaries to achieve tax efficiencies within the CIT group of companies. As part of that restructuring, Newcourt transferred, in exchange for cash, 20% of its common share holdings in Newcourt Credit Group U.S.A. Inc. to CIT Group Holdings, LLC, a wholly owned subsidiary of CIT.

CIT has announced that it will guarantee all of Newcourt's outstanding public debt, including commercial paper.

Full Description of Material Change:

See CIT Press Releases dated November 15, 1999 attached as Schedules "A", "B" and "C".

Reliance on Section 75(3) of the Act:

Not applicable.

Omitted Information:

Not applicable.

Senior Officer:

For further information, please contact:

James P. Shanahan
Senior Compliance Officer and
   Assistant Secretary
Newcourt Credit Group, Inc.
Telephone: (973) 740-5371

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Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.



DATED at Livingston, New Jersey this 24th day of November, 1999.



                              NEWCOURT CREDIT GROUP INC.


                              By:   [signed] James P. Shanahan
                                    James P. Shanahan
                                    Senior Compliance Officer and
                                       Assistant Secretary



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                                            Michael J. McGowan
                                            Vice President
                                            Communications Services
                                            (973) 535-3506
                                            mmcgowan@citgroup.com

THE CIT GROUP, INC.
650 CIT DRIVE
LIVINGSTON, NJ 07039

FOR IMMEDIATE RELEASE

                CIT Completes Newcourt Acquisition;
Transaction Creates Largest Publicly Held Commercial Finance Company

LIVINGSTON, NJ, November 15, 1999 --- The CIT Group, Inc. (NYSE:CIT) today announced that it has closed the transaction to acquire all of the outstanding common shares of Newcourt Credit Group Inc. (NYSE,TSE,MSE:NCT). On August 5, 1999, the two companies announced that they had entered into an agreement whereby CIT would acquire Newcourt to create the industry's largest publicly owned commercial finance company.

The acquisition of Newcourt was concluded at the exchange rate of .70 shares of CIT common stock per Newcourt common share. In total, 76,428,304 shares of CIT common stock and 27,577,082 exchangeable shares of CIT Exchangeco Inc. (exchangeable on a one-for-one basis for shares of CIT common stock) were issued in the acquisition.

The combined Company has over $50 billion in managed assets, revenues in excess of $2.2 billion and approximately 8,000 employees working in 26 countries.

"This acquisition represents a significant milestone in CIT's 91-year history," said Albert R. Gamper, Jr., President and CEO. "We have created a dynamic, far-reaching enterprise that is large, strong and exceptionally well-positioned to provide high quality asset-based financing products and services to clients throughout the world."

"To better serve our clients, we have reorganized the Company into six strategic business units in three primary business segments - Equipment Finance, Commercial Finance, and Consumer Finance," said Gamper. "Each unit is headed by a veteran executive team prepared to lead CIT into the next century."

In the equipment finance marketplace, CIT will have four specialized business groups. Equipment Financing, led by Robert J. Merritt, Group CEO, offers middle-market equipment financing and leasing products in a variety of industries including construction, printing, plastics,

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machine tools, business aircraft and medical equipment. Newcourt
Financial's Small Business Lending unit, one of the nation's top SBA lenders in 1999, will also be part of Equipment Financing.

Capital Finance, led by Nikita Zdanow, Group CEO, provides a wide range of leasing and financing products to the commercial aircraft and rail industries. This unit's specialized industry groups provide customized leasing and financing packages for new and used equipment, with a special focus on operating leases, for medium-sized and large corporations, both domestic and international.

Vendor Technology Finance, formerly Newcourt Financial, will continue to be headed by Bradley D. Nullmeyer, Group CEO. This unit, which is one of the world's leading vendor and technology finance organizations, has built strategic financing alliances with industry-leading equipment vendors.

Structured Finance, formerly Newcourt Capital, continues to be headed by David D. McKerroll, Group CEO. This unit offers structured corporate finance products and services to major international clients. It finances the acquisition of capital assets and provides infrastructure financing for the corporate and public sector. Special markets include media and telecommunications, as well as project finance.

In the commercial finance segment, Lawrence A. Marsiello, Group CEO, heads CIT's Commercial Finance Group. Its Commercial Services business unit, the largest factoring organization in the industry, recently announced its acquisition of Heller Financial Corporation's domestic factoring business. Its Business Credit unit specializes in debtor-in-possession, acquisition and turnaround financing, and refinancings.

In the consumer finance segment, Thomas B. Hallman, Group CEO, heads CIT's Consumer Finance Group. This Group offers a range of first and second mortgage loans and home equity lines of credit through mortgage brokers and bankers. This unit also works through dealers and other intermediaries to provide retail financing for the purchase of recreation vehicles, manufactured homes and recreational boat products.

Executive management of CIT includes: Albert R. Gamper, Jr., President and Chief Executive Officer; Joseph A. Pollicino, Vice Chairman and Chief Risk Officer; Joseph M. Leone, Executive Vice President and Chief Financial Officer; William M. O'Grady, Executive Vice President and Chief Administrative Officer; and, Ernest D. Stein, Executive Vice President and General Counsel.

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                                            Michael J. McGowan
                                            Vice President
                                            Communications Services
                                            (973) 535-3506
                                            mmcgowan@citgroup.com


FROM:     THE CIT GROUP, INC.
          650 CIT DRIVE
          LIVINGSTON, NJ 07039


FOR IMMEDIATE RELEASE

         THE CIT GROUP TO GUARANTEE NEWCOURT PUBLIC DEBT

LIVINGSTON, NJ, November 15, 1999 --- The CIT Group, Inc. (NYSE:CIT) announced that, effective today, it will guarantee all outstanding public debt, including commercial paper, issued by Newcourt Credit Group Inc., AT&T Capital Corporation, Newcourt Financial (Australia) Limited and Newcourt Financial Limited. These companies became subsidiaries of CIT as a result of CIT's acquisition today of Newcourt Credit Group Inc.

With $50 billion in managed assets, The CIT Group is the largest publicly owned commercial finance company in the industry.

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                                            Michael J. McGowan
                                            Vice President
                                            Communications Services
                                            (973) 535-3506
                                            mmcgowan@citgroup.com


FROM:      THE CIT GROUP, INC.
           650 CIT DRIVE
           LIVINGSTON, NJ 07039


FOR IMMEDIATE RELEASE

          THE CIT GROUP EXPANDS BOARD AND ELECTS SIX NEW MEMBERS;
          FORMER NEW JERSEY GOVERNOR THOMAS H. KEAN JOINS BOARD

LIVINGSTON, NJ, November 15, 1999 --- The CIT Group, Inc. (NYSE:CIT) today announced that it has increased the size of its Board of Directors to 16, with the election of six new members.

The Honorable Thomas H. Kean, 64, President of Drew University and former Governor of New Jersey, and Theodore V. Wells, Jr, Esq., 49, Partner, Lowenstein Sandler PC, have been named to the CIT Board to replace Takasuke Kaneko, 57, President, DKB Securities Co., Ltd., and Tohru Tonoike, 49, General Manager, The Americas Specialized Finance Division of Dai-Ichi Kangyo Bank, Limited.

Following the Newcourt Credit Group acquisition, CIT has also added four additional members to its Board: David F. Banks, 56, most recently Chairman of Newcourt and newly appointed Non-Executive Vice Chairman of CIT; William A. Farlinger, 69, Chairman of Ontario Hydro; Guy Hands, 40, Managing Director and Head of the Principal Finance Group of Nomura International plc; and, Paul G. Morton, 61, President of Security Investment Corporation Ltd.

Thomas Kean served as New Jersey's Governor from 1982-1990. In addition to his position at Drew University, he is on the board of the Robert Wood Foundation, the United Health Care Corporation, the National Endowment for Democracy and The World Wildlife Fund, and served on the President's Education Policy Advisory Committee and the President's Initiative on Race. He is Chairman of the Carnegie Corporation of New York, Educate America and the National Campaign to Prevent Teen Pregnancy. He is also the author of The Politics of Inclusion. In 1988, he gave the keynote address at the Republican National Convention.

Theodore Wells is a graduate of the College of the Holy Cross, Harvard University Business School and Harvard University Law School. He currently serves on the Board of Trustees of the College of the Holy Cross.

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David Banks was appointed Chairman of Newcourt Credit Group Inc. in
1998. Previously he was President and CEO of AT&T Capital Corporation, CEO of Penna Holdings plc, advisor to Nomura International plc and Chief Financial Officer of General Atlantic Group Ltd.

William Farlinger is a member of the Board of Directors of Cara
Operations Limited, Laidlaw Inc. and Manulife.  Previously he was
Chairman and CEO of Ernst & Young, Canada. He is currently a Director of The Japan Society and the Canadian Council of Christians and Jews.

Prior to joining Nomura, Guy Hands served as Head of Global Asset
Structuring with Goldman Sachs International.

Paul Morton is Co-Founder and former President of Global Communications Limited and former Chairman of the Stadium Corporation of Ontario.

Earlier today, The CIT Group, Inc. announced that it had closed the transaction to acquire Newcourt Credit Group Inc., thus creating the largest publicly owned commercial finance company in the industry with more than $50 billion in managed assets

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